February 21, 2014
Via Edgar
Mr. Ethan Horowitz
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:
Response to SEC Staff Comments Regarding Form 10-K for the year ended December 31, 2012 filed February 28, 2013 and Supplemental Response Dated December 17, 2013 of WPX Energy, Inc., File No. 001-35322, sent by a letter dated January 7, 2014

Dear Mr. Horowitz,
On February 20, 2014, WPX Energy, Inc. (“WPX” or the “Company”), received comments via phone call requesting clarification regarding our response dated February 4, 2014, to comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission related to the above referenced Form 10-K. We respectfully submit the following response to your inquiry. For your convenience, the response is preface by the exact text of the Staff’s original comments in bold text followed by our initial response and updated response.

Form 10-K for Fiscal Year Ended December 31, 2012

Reserves and Production Information, page 9

Proved Undeveloped Reserves, page 12

1.
We note your response to comment 1 in our letter dated December 3, 2013. Your response states that you reduced the quantity of reclassified proved undeveloped reserves (“PUDs”) to be developed by December 31, 2013 from 70 Bcfe to 31 Bcfe. Please tell us about the progress you made with regard to drilling these PUDs as of December 31, 2013 and provide us with an updated annual schedule for the remaining undrilled 2013 PUDs. Also, please tell us what impact, if any, the delay in 2013 will have on the overall schedule to develop the entire quantity of reclassified PUDs provided in your response to comment 1 in our letter dated August 23, 2013.

Mr. Ethan Horowitz
Securities and Exchange Commission
February 21, 2014

Original Response dated February 4, 2014

In response to comment 1 from your letter dated January 7, 2014, the progress that WPX made with regard to the drilling of the subject 70 Bcfe reclassified proved undeveloped reserves (PUDs) as of December 31, 2013 is that WPX has converted 36 Bcfe. Of the remaining 2013 PUDs, 62% of them are scheduled to be drilled in 2014 and the other 38% are scheduled to be drilled in 2015. The rescheduling of the reclassified PUDs has resulted in the removal of 60 BCFe of PUDs from our disclosure for the year ending December 31, 2013.

Updated Response based on phone conversation on February 21, 2014

In response to comment 1 from your letter dated January 7, 2014, the progress that WPX made with regard to the drilling of the subject 70 Bcfe reclassified proved undeveloped reserves (PUDs) as of December 31, 2013 is that WPX has converted 36 Bcfe. Of the remaining 2013 PUDs, 62% of them are scheduled to be drilled in 2014 and the other 38% are scheduled to be drilled in 2015. The rescheduling of the reclassified PUDs has resulted in the removal of 60 BCFe of PUDs from our disclosure for the year ending December 31, 2013.

In summary, of the original 228 Bcfe of restored PUDs as of December 31, 2102, WPX has converted 36 Bcfe as of December 31, 2013. Of the remaining 192 Bcfe, the delay has resulted in the removal of 60 Bcfe of PUDs. The remaining 132 Bcfe have been rescheduled as of December 31, 2013 with the expected timing as follows:

2014 -    58 Bcfe
2015 -    34 Bcfe
2016 -    24 Bcfe
2017 -    16 Bcfe

As stated in our response on September 5, 2013 to your letter dated August 23, 2013, our original timing of the development of the full 228 restored PUDs as of December 31, 2012 was as follows:

2013-    70 Bcfe
2014 -    33 Bcfe
2015 -    40 Bcfe
2016 -    37 Bcfe
2017 -    48 Bcfe

In connection with the foregoing response, the undersigned, on behalf of the Company, acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Ethan Horowitz
Securities and Exchange Commission
February 21, 2014

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (539) 573-8572.

Sincerely,
/s/ J. KEVIN VANN
J. Kevin Vann
Controller (Principal Accounting Officer)

cc:	Sandy Eisen, Securities and Exchange Commission